Free Writing Prospectus	Filed Pursuant to Rule 433(d) Registration Statement No. 333-216521

TERM SHEET

Dated April 20, 2021

Issuer:	Japan International Cooperation Agency (JICA)

Security:	1.750% Guaranteed Bonds due April 28, 2031

Expected Rating	S&P: A+

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	U.S.$ 580,000,000

Denomination:	U.S.$ 200,000 x U.S.$ 2,000

Pricing Date:	April 20, 2021

Settlement Date:	April 28, 2021

Maturity Date:	April 28, 2031

Coupon:	1.750% (Semi-annual, 30/360)

Interest Payment Dates:	April 28 and October 28 of each year, commencing October 28, 2021 and ending April 28, 2031

Redemption after the Occurrence of a Tax Event:	JICA may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JICA is required to pay, as described in the prospectus

Price to Public:	98.982%, plus accrued interest, if any, from April 28, 2021

Underwriting Discount:	0.175%

Proceeds, before Expenses, to JICA:	98.807%, plus accrued interest, if any, from April 28, 2021

Benchmark U.S. Treasury:	1.125% due February 15, 2031

Benchmark Yield:	1.573%

Spread:	28.90 bps

Yield to Investors:	1.862%

Joint Lead Managers:	J.P. Morgan Securities plc

Barclays Bank PLC

Daiwa Capital Markets Europe Limited

Morgan Stanley & Co. International plc

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (international global bond held at the common depositary); DTC (DTC global bond)

International Global Bond ISIN:	XS2334448631

International Global Bond Common Code:	233444863

DTC Global Bond ISIN:	US47109LAE48

DTC Global Bond Common Code:	233604968

DTC Global Bond CUSIP:	47109LAE4

Use of Proceeds:	The net proceeds of the issue of the bonds will be allocated to JICA’s Finance and Investment Account dedicated to its ODA Loans and Private Sector Investment Finance activities. An amount equal to part or all of such net proceeds may be allocated to investments in one or more “Eligible Projects”. “Eligible Projects” means projects selected under the Development Cooperation Charter, which was endorsed by the Japanese government in 2015 with the aim to proactively contribute to peace, stability and prosperity in the international community. Through each Eligible Project, JICA strives to promote socio-economic development of developing countries and address challenges to Sustainable Development Goals (SDGs) adopted at the UN Sustainable Development Summit, with a particular focus on the below ten goals: zero hunger (Goal 2), health (Goal 3), education (Goal 4), water and sanitation (Goal 6), energy (Goal 7), economic growth (Goal 8), industry and infrastructure (Goal 9), sustainable cities (Goal 11), climate actions (Goal 13), and forests and biodiversity (Goal 15). JICA will not knowingly allocate any proceeds from the sale of the bonds to activities related to coal-fired power generation.

Governing Law:	The State of New York

Listing:	Expected on Singapore Exchange Securities Trading Limited

You can access JICA’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

https://www.sec.gov/Archives/edgar/data/1679198/000119312521112606/d148810d424b5.htm

Each purchaser of the bonds offered hereby will be deemed to have represented that it is a person who falls into the category of (i) or (ii) as set forth on page S-3 of the foregoing prospectus supplement.

JICA has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JICA has filed with the SEC for more complete information about JICA and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JICA, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities plc at 1-212-834-4533, Barclays Bank PLC, c/o Broadridge Financial Solutions, toll-free from the United States at 1-888-603-5847, Daiwa Capital Markets Europe Limited at +44-20-7597-8000 or Morgan Stanley & Co. International plc, toll free from the United States at 1-866-718-1649.

MiFID II and UK MiFIR professionals/ECPs-only – No EEA or UK PRIIPs KID: The manufacturer target markets (MIFID II and UK MiFIR product governance) as assessed by the lead managers are eligible counterparties and professional investors only (all distribution channels). No EEA or UK PRIIPs key information document (KID) will be prepared as not available to retail investors in EEA or in UK. FCA/ICMA stabilisation.

Section 309B Notification: The bonds are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).